ISSUER FREE WRITING PROSPECTUS
Dated November 14, 2013
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The final prospectus, dated May 1, 2013, and supplement thereto, dated September 27, 2013, are available on the SEC website at

http://www.sec.gov/Archives/edgar/data/1474464/000114420413025811/v340666_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1474464/000114420413052920/v355961_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplement thereto if you request them by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Real Estate Weekly on November 13, 2013. The article reported on certain statements made by Nicholas S. Schorsch, the Company’s Chairman and Chief Executive Officer.

The article was not prepared or reviewed by the Company prior to publication. Real Estate Weekly, the publisher of the article, routinely publishes articles on real estate-related business news. Real Estate Weekly is not affiliated with the Company, and no payment was made nor was any consideration given to Real Estate Weekly by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

ARC building ‘portfolio of the century’

By REW Staff

8:00 am, November 13, 2013

By Konrad Putzier

Flush with cash, American Realty Capital is shaking up Manhattan’s commercial real estate market.

ARC’s New York Recovery REIT (NYRR) has invested close to $1 billion in Manhattan office and retail space this year alone.

It has outpaced and outbid more traditional investors, one of which filed a law suit.

But the aggressive investment strategy has an expiration date.

After mid-2014, when NYRR hopes to have invested $3 billion in Manhattan commercial real estate, it plans to become a seller.

The shift is another indication that Manhattan’s booming office market may be reaching its peak.

Few other buyers have been in the headlines as much recently as the NYRR. In September, the REIT bought the 240-room Viceroy Hotel on West 57th Street for $148.5 million, followed by the retail and office tower 1440 Broadway for $528.6 million in October.

Its biggest splash was undoubtedly the purchase of a 48.9 percent equity stake in One Worldwide Plaza for $220.5 million, with an option to buy the remaining shares for a total investment of $1.45 million.

So far, NYRR has invested $2.1 billion in New York real estate, almost exclusively in office and retail space. The REIT has been able to buy this much in part because it has plenty of cash from investors and doesn’t have to wait for bank loans to be approved. It is simply faster than some of its rivals.

“We’re very flexible, that’s a great advantage,” said CEO Nicholas Schorsch. “We have no problem closing.”

He added that 1440 Broadway was bought in cash, as was One Worldwide Plaza. RXR and NYRR had planned to buy a stake in One Worldwide Plaza as partners but, according to Crain’s, RXR had to delay the deal due to disagreements with its financier, Wells Fargo. NYRR then simply bought the stake itself, paying in cash.

Some observers regard the move as unethical and RXR unsuccessfully sued to block the purchase — claiming NYRR had essentially stolen RXR’s financial analysis on the building.

But Schorsch dismissed the criticism. “Why would you not close? Either you don’t want the deal or you don’t have the money. We closed. They could have closed, but they didn’t. That’s all I know,” he told the Real Estate Weekly.

The REIT’s cash advantage is the result of its ability to win over an ever increasing number of small investors.

NYRR is one of eight public non-traded REITs under the umbrella of American Realty Capital, each one specializing in a different type of real estate. The publicly traded REIT American Realty Capital Properties, which recently took over rival REIT Cole for $11.2 billion, also holds the brand name.

“We created separate business entities so that investors know what they’re buying into,” said Schorsch, who co-founded ARC in 2007 with William Kahane.

The strategy seems to be paying off. According to Schorsch, the funds raised by ARC’s non-traded REITs tripled from $3 million in 2012 to $9 billion in 2013. In 2011, the non-traded REITS had raised $2 billion — up from $1.1 billion in 2010, $275 million in 2009 and a mere $15 million in 2008. Schorsch said the overwhelming majority of these funds has come from small U.S. investors, averaging between $20,000 and $100,000.

NYRR only holds about half as many assets as ARC’s publicly traded REIT, but it has had the biggest impact on Manhattan, specializing in office and retail properties in the five boroughs.

Unlike other investors, NYRR doesn’t buy buildings that need fixing up or redevelopment, but simply banks on the premise that office towers have been undervalued since the crash of 2008.

“We are buying into the recovery in Manhattan,” said Schorsch, adding, “that’s why we called it a Recovery REIT. New York only has an event like this about every 20 years.”

He said the rapid price growth after the burst bubble has provided an opportunity not seen since the early 1990s.

But according to Schorsch, this window of opportunity is closing rapidly. “We expect (finding undervalued buildings) to become a lot more difficult. That’s why we’re almost done,” he said.

Schorsch added that NYRR is in the process of raising $1.5 billion by spring of 2014 and is “rounding out” its final investments.

Once that process is over, Schorsch plans to bundle all of NYRR’s assets into a portfolio. “When in the last 100 years did a $3 billion portfolio of high-grade commercial buildings in New York come on the market? The answer is never.”

The portfolio sale will put Schorsch’s conviction that NYRR has been buying into a recovery — not an overheating market — to the test.